14 October 2008

Cadbury Reports Good Third Quarter Performance
Announces Streamlined Organisation, Further Cost
Reductions and Unchanged Guidance

Cadbury is today releasing its Interim Management Statement covering trading for the third quarter ending 30 September 2008, organisation changes and an update on cost reduction programmes.

HIGHLIGHTS

•	Good third quarter revenue performance: +6% despite cycling strong prior year

•	Continued double digit growth in emerging markets: +13%

•	Streamlined organisation to accelerate decision making and improve execution

•	New Vision into Action cost reduction initiatives announced

•	Outlook for the year unchanged from guidance in July

Note: All comments on revenue growth are on a like-for-like basis at constant exchange rates.

Todd Stitzer, Chief Executive Officer, said: “The good third quarter performance was in line with our expectations. Our new streamlined organisation, together with additional cost reduction initiatives, will increase the focus on implementing our strategic plans and underpin delivery of our margin targets. Despite weaker economic conditions, we expect strong profit growth for the year and reconfirm the revenue and margin guidance we gave in July.”

ORGANISATION CHANGES

We are today announcing important changes to our organisation and management structure which will strengthen our focus on globally led categories and further streamline the organisation. Our four region operational structure will be eliminated, leaving seven business units (listed in Appendix A) which will report directly to Todd Stitzer, CEO. At the same time, we are strengthening our global chocolate, gum and candy category structure, further increasing our focus on category development.

Overall, these changes remove our current regional structure, de-layer the organisation and further reduce SG&A costs. They will enable faster decision making, improve in-market execution and ensure a stronger alignment of category strategies and commercial programmes.

As a result of these and related changes, approximately 250 people will leave the business including a number of senior managers. We expect these changes to underpin delivery of our Vision into Action margin goal. The cost of this programme will be funded from the total restructuring programme announced in June 2007.

VISION INTO ACTION COST REDUCTION INITIATIVES

In June 2007, we presented the Group’s VIA strategy which included a significant increase in our margins to mid-teens by 2011. Part of achieving this goal included investing around £650m, including £200m of capital expenditure, to drive a major reduction in SG&A and supply chain costs, the benefits of which would be progressively realised over the period to 2011.

As part of this continuing programme of management action, we are today announcing three further restructuring measures within our operations:

Reconfiguration of chocolate manufacturing in Australia and New Zealand

•	Following a review of the confectionery supply chains in Australia and New Zealand, we have started a major programme of plant optimisation and supply chain reconfiguration to simplify our manufacturing activities, creating centres focusing on key technologies. As part of the programme, we expect to reduce SKUs by around 30% and see an incremental improvement in customer service. Around 330 positions will be removed over the next two years.

Further centralisation of European operations

•	We are proposing to establish a single, state-of-the-art science & technology centre of excellence in Europe focusing on gum and candy. Based in Switzerland, it would consolidate three separate facilities and builds on the centralisation of commercial and supply chain management for Europe in Switzerland which has been largely put in place during 2008.

Outsourcing of global facilities management

•	We have reached agreement with a global partner to progressively provide facilities management and related services to Cadbury. Subject to consultation, this will likely result in the transfer of a significant number of existing roles and third party contracts over the coming years.

These initiatives are within the scope of the VIA programme already announced and are part of the performance improvement targets set out in 2007. Taken together, projects which will deliver around 60% of the total planned cost savings have been announced to date.

THIRD QUARTER TRADING UPDATE

In line with the new organisation set out above, a new reporting structure will be introduced in 2009. A re-presentation to the new reporting units will be provided at the time of the 2008 final results. All comments on revenue growth are on a like-for-like basis at constant exchange rates.

Overall, the Group delivered a good performance in the third quarter following a strong first half. Revenue growth in the quarter was 6%, bringing year-to-date growth in revenues to 7%. Performance benefited from an excellent quarter in our business in Britain and continued double-digit growth in emerging markets. All categories made good progress supported by sustained marketing and promotional investments.

In Britain, Ireland, the Middle East and Africa (BIMA), revenues grew by 10% despite lapping strong prior year comparatives. This reflected strong performances from both our developed market operations in Britain and emerging markets, particularly in South Africa where revenue growth was 22%. In Britain, growth of 11% benefited from a significant recovery in candy, which in the same quarter last year was adversely impacted by floods at our factory in Sheffield, a strong innovation programme supported by further increases in marketing and a focus on strengthening our core products. Key product launches included the new range of Cadbury Dairy Milk bars — Cranberry & Granola and Apricot Crumble — and the re-launch of Wispa.

In Europe, revenues were 4% ahead in the quarter. Overall, our gum portfolio performed well in difficult market conditions, driven by market share gains in France, Northern Europe and Russia. Integration of the recent Intergum acquisition in Turkey has progressed well with major changes in route to market activities now starting to benefit market share and revenue trends. The overall rate of growth in Europe was held back by the market slow-down in France, Spain and Northern Europe and the near term impact of route to market changes in Russia.

In the Americas, revenues were ahead 7% in the quarter, reflecting good growth in South America and the US, partly offset by a weaker performance in Canada. In the US, our candy business, driven by Swedish Fish and Sour Patch Kids, performed well. Compared to recent trends, the US gum market grew more slowly in the quarter. We sustained a strong market share and in late September we announced an 8% increase in US gum prices, which will be implemented through the fourth quarter. Growth in our emerging market businesses in Latin and South America remained strong, particularly in Brazil where the business delivered strong revenue growth in good market conditions.

In Asia Pacific, revenues were 2% ahead in the quarter, with continued growth in confectionery, up 5%, partly offset by a weaker quarter in our Australian beverage business where revenues were 5% lower. Confectionery growth was very good across our key Asian emerging market businesses which had a strong quarter, with revenues up 19%. In particular, India and South East Asia delivered strong double-digit increases in revenues on the back of continued market growth, new product launches, including new variants of Bubbaloo, and promotional activities. In Australia, confectionery revenue was impacted by year-on-year changes in promotional phasing and frequency and some trade de-stocking.

Update on Financial Position

Over 80% of our revenues and underlying profit from operations are generated outside the United Kingdom. In 2008, movements in exchange rates, and in particular the weakening of the pound versus the US dollar, Australian dollar and the euro, are expected to increase revenues by around 7% and underlying profit from operations by around 12%.

Our projected interest rate for the year as a whole is unchanged at around 6%. In July, we completed a successful 10 year sterling bond issue (£350m at 7.25%) and in early October, we redeemed a 5 year US dollar bond ($1bn at 3.875%) issued at the time of the Adams acquisition. At this time, around 65% of our borrowings are at fixed rates, reflecting recent issuances and redemptions.

Other than as disclosed in this release, there have been no other material changes to the financial position of the Group.

SUMMARY

During 2008, considerable progress has already been made implementing the VIA programme. The further restructuring activities and organisation changes announced today underpin Cadbury’s focus on organic growth and margin improvement.

Commodity prices remain in line with our expectations. Overall commodity cost inflation during 2008 is expected to remain between 5-6%. So far in 2008, price realisation has remained strong and is expected to recover overall input cost increases for the year despite higher inflation in the second half.

We continue to expect further cost pressures in 2009, particularly in respect of cocoa costs. At this early stage, our 2009 commodity and input costs are expected to be in the range of 6 to 8% higher than 2008. Consequently, we are in the process of implementing price increases in most of our major markets to cover the impact of these future cost rises.

We are in a period of unprecedented global financial turmoil and it is not possible to gauge with certainty what effect the most recent market turbulence may have on both trade customer and consumer behaviour. However, despite these increased headwinds we participate in a resilient category with a strong business model and continue to expect a successful outcome for the year with guidance on revenue and margin unchanged from the Interim Results in July.

We will provide a further update on trading at our customary pre-close update on 16 December.

APPENDIX A – REPORTING STRUCTURE 2009 ONWARDS

In line with the new structure set out in today’s statement, a new reporting structure will be introduced in 2009. A re-presentation to the new reporting units will be provided at the time of the 2008 final results.

From 2009 the Group will report its results across seven Business Units:

2008 Regions	2009 Business Units
BIMA	B&I (Britain and Ireland)
MEA (Middle East and Africa)
AMERICAS	NA (North America inc Mexico)
SA (South America)
EUROPE	EUROPE (including Russia and Turkey)
ASIA PACIFIC	ASIA (China, India, Pakistan and South East Asia)
PACIFIC (Australia, NZ and Japan)

ENDS

FOR FURTHER INFORMATION

Cadbury plc	+44 1895 615000
http://www.cadbury.com

Capital Market Enquiries	+44 1895 615124
John Dawson
Media Enquiries
Cadbury	+44 1895 615011
Katie Bell Alex Harrison
The Maitland Consultancy	+44 20 7379 5151
Philip Gawith

Teleconference Calls (All UK times)
Two conference calls hosted by Todd Stitzer, Chief Executive Officer, Cadbury, will take place today (14 October 2008) at 09:00 and then at 15:00, providing an opportunity to discuss our Interim Management Statement.

	Teleconference	Replay
09:00 BST (10:00 CET)
UK and Europe	+44 20 7138 0816	+44 20 7806 1970
USA	+1 718 354 1171	+1 718 354 1112
Replay Access Number:		5462499#
15:00 BST (16:00 CET, 10:00 EST)
UK and Europe	+44 20 7138 0836	+44 20 7806 1970
USA	+1 718 354 1172	+1 718 354 1112
Replay Access Number:		8410422#

Podcasts and transcripts of the conference calls will be available afterwards at www.cadbury.com.

Forward Looking Statements
Except for historical information and discussions contained herein, statements contained in these materials may constitute “forward looking statements” within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. Forward looking statements are generally identifiable by the fact that they do not relate only to historical or current facts or by the use of the words “may”, “will”, “should”, “plan”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “goal” or “target” or the negative of these words or other variations on these words or comparable terminology. Forward looking statements involve a number of known and unknown risks, uncertainties and other factors that could cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward looking statements. These forward looking statements are based on numerous assumptions regarding the present and future strategies of each business and the environment in which they will operate in the future. In evaluating forward looking statements, you should consider various factors including the risk factors outlined in our Form 20-F filed with the US Securities and Exchange Commission posted on Cadbury plc’s website www.cadbury.com. These materials should be viewed in conjunction with our periodic half yearly and annual reports, registration statements and other filings filed with or furnished to the Securities and Exchange Commission, copies of which are available from Cadbury plc, Cadbury House, Uxbridge Business Park, Sanderson Road, Uxbridge UB8 1DH, UK and from the Securities and Exchange Commission’s website at www.sec.gov. Cadbury plc does not undertake publicly to update or revise any forward looking statement that may be made in these materials, whether as a result of new information, future events or otherwise. All subsequent oral or written forward-looking statements attributable to Cadbury plc or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Notes:

About Cadbury plc
Cadbury plc is a leading global confectionery company with an outstanding portfolio of chocolate, gum and candy brands. It has number one or number two positions in over 20 of the world’s 50 largest confectionery markets. Cadbury also has the largest and most broadly spread emerging markets business of any confectionery company. With origins stretching back nearly 200 years, Cadbury’s brands include many global, regional and local favourites including Cadbury, Creme Egg, Flake and Green & Black’s in chocolate; Trident, Clorets, Dentyne, Hollywood, Bubbaloo and Stimorol in gum; and Halls, Cadbury Eclairs and The Natural Confectionery Company in candy.